1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

December 22, 2023

Michael A. Rosenberg

Attorney-Adviser

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Andalusian Credit Company, LLC Registration Statement on Form 10 File Nos. 000-56604; 814-01670

Dear Mr. Rosenberg:

On behalf of Andalusian Credit Company, LLC (the “Company”), this letter responds to the written comments issued by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated November 22, 2023, as well as accounting comments delivered by the Staff verbally on December 5, 2023, in each case relating to the Company’s registration statement on Form 10 that was filed with the SEC on October 30, 2023 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the response of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 1 to the Registration Statement filed by the Company on the date hereof (such registration statement being referred to herein as the “Amended Registration Statement”).

Summary of Risk Factors – Page 3

1. Under the third bullet point, please briefly state the specific risks associated with the use of leverage.

Response: The Company has revised the disclosure on page 3 of the Amended Registration Statement in response to the Staff’s comment.

2. Under the fifth bullet point, please state that below investment grade securities are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal.

Response: The Company has revised the disclosure on page 3 of the Amended Registration Statement in response to the Staff’s comment.

December 22, 2023

Item 1. Business – Page 5

3. Please describe in plain English the meaning of “club deals.”

Response: The Company has revised the disclosure on page 5 of the Amended Registration Statement in response to the Staff’s comment.

4. Please supplementally explain what the affiliated nature is between Andalusian Private Capital and the Adviser, and Andalusian Sports Advisors and the Adviser. For example, are the entities under common control, is one a majority owned subsidiary of the other, etc.?

Response: The Company notes to the Staff, on a supplemental basis, that the above-referenced entities are under common control by virtue of being controlled by the same two principals. Neither Andalusian Private Capital and the Adviser, with respect to one another, nor Andalusian Sports Advisors and the Adviser, with respect to one another, has a parent/subsidiary relationship.

5. Please supplementally explain whether the Company and Andalusian Private Capital or Andalusian Sports Advisors have entered into any agreements related to the Company. If so, please explain whether and why any such agreements constitute an advisory contract within the meaning of the 1940 Act.

Response: The Company notes to the Staff, on a supplemental basis, that in connection with its obligations to the Company under the Advisory Agreement, the Adviser has entered into an infrastructure sharing agreement with Andalusian Private Capital pursuant to which Andalusian Private Capital has undertaken to share certain infrastructure resources, including Andalusian Private Capital’s premises, facilities, information technology systems, computer hardware, software, and related administrative services (the “Infrastructure Sharing Agreement”). The Company respectfully advises the Staff that the Infrastructure Sharing Agreement does not constitute an advisory agreement under the 1940 Act and that there are no advisory services being furnished to the Company through either Andalusian Private Capital or Andalusian Sports Advisors. The Company also respectfully advises the Staff that the Adviser maintains its own separate investment personnel and pursues a materially distinct strategy from both Andalusian Private Capital and Andalusian Sports Advisors.

Andalusian Sports Advisory has not entered any agreements with the Adviser related to the Company.

6. Please explain: (i) specific services Andalusian Private Capital and Andalusian Sports Advisors will provide to the Company and whether those services amount to advisory services provided to the Company; (ii) the extent to which the Company will depend on Andalusian Private Capital or Andalusian Sports Advisors’ personnel and resources for investment opportunities; (iii) whether the personnel who provide investment advice with respect to the Company will be supervised persons of the Adviser under section 202(a)(25) of the Advisors Act; (iv) whether and what fees are paid to Andalusian Private Capital and Andalusian Sports Advisors and whether they are paid pursuant to an agreement; and (v) whether the Andalusian Private Capital and Andalusian Sports Advisors are considered fiduciaries with respect to the Company.

December 22, 2023

Response: The Company respectfully refers the Staff to the Company’s response to Comment #5 of this letter with respect to clauses (i) and (ii) of this Comment #6 and notes that neither Andalusian Private Capital nor Andalusian Sports Advisors provides any services directly to the Company.

With respect to clause (iii) of this Comment #6, the Company respectfully advises the Staff, on a supplemental basis, that all personnel who will provide investment advice with respect to the Company will be supervised persons of the Adviser under Section 202(a)(25) under the Advisers Act.

With respect to clause (iv) of this Comment #6, the Company respectfully advises the Staff, on a supplemental basis, that the Company pays no fees to either Andalusian Private Capital or Andalusian Sports Advisors.

With respect to clause (v) of this Comment #6, the Company respectfully advises the Staff, on a supplemental basis, that neither Andalusian Private Capital nor Andalusian Sports Advisors is considered a fiduciary with respect to the Company.

The Private Offering – Page 6

7. Please confirm whether the Initial Closing Date is expected to occur in 2023 or 2024.

Response: The Company respectfully advises the Staff that the Initial Closing Date occurred on November 14, 2023. The Company has revised the disclosure on page 7 of the Amended Registration Statement accordingly.

Liquidity Event – Page 7

8. Please provide additional detail about what factors could impact the Company’s ability to consummate a Liquidity Event.

Response: The Company has revised the disclosure on page 7 of the Amended Registration Statement in response to the Staff’s comment.

Competitive Strengths – Maintaining Portfolio Diversification – Page 9

9. Please reconcile this disclosure with later disclosure stating that unfavorable performance by a small number of portfolio companies could adversely affect the aggregate returns realized by the Members, and that the number of portfolio holdings may be insufficient to afford adequate diversification against the risk that an insufficient number of portfolio companies in which the Company invests may yield a return.

Response: The Company has revised the disclosure on page 10 of the Amended Registration Statement in response to the Staff’s comment.

December 22, 2023

Investment Objectives – Page 8

10. Please clarify in the disclosure how the Company is defining indirect investments in credit obligations and related instruments.

Response: The Company has revised the disclosure on page 8 of the Amended Registration Statement in response to the Staff’s comment.

11. The disclosure states that “[t]he Company defines “credit obligations and related instruments” for this purpose...and other instruments that provide exposure to such fixed income instruments.” Please disclose how the Company is defining “other instruments”.

Response: The Company has revised the disclosure on page 8 of the Amended Registration Statement in response to the Staff’s comment.

Investment Process Overview – Underwriting – Page 10

12. State that the number of portfolio companies in which the Company invests may be insufficient to afford adequate diversification against the risk that an insufficient number of portfolio companies in which the Company invests may yield a return.

Response: The Company has revised the disclosure on page 11 of the Amended Registration Statement in response to the Staff’s comment.

13. Provide an overview of ACP’s ESG policy and disclose whether investments can be made in a company that has unfavorable ESG characteristics.

Response: The Company has revised the disclosure on page 11 of the Amended Registration Statement in response to the Staff’s comment.

Investment Structure – Equity Investments – Page 13

14. Please revise this paragraph to reflect that the Company’s ability to engage in co-investments with affiliates is limited and/or prohibited by Section 57 of the Investment Company Act of 1940.

Response: The Company has revised the disclosure on page 15 of the Amended Registration Statement in response to the Staff’s comment.

December 22, 2023

Management Fees – Page 16

15. Please include a fee table in this section that conforms to the requirements of Item 3.1 of Form N-2.

Response: The Company respectfully submits that the instructions to Form 10 do not require the inclusion of the above-referenced fee table and thus the Company respectfully declines to include a fee table.

Incentive Compensation – Page 16

16. Please provide a graphical representation of the income-related portion of the incentive fee, and examples demonstrating the operation of the incentive fee.

Response: The Company respectfully advises the Staff that examples demonstrating the operation of the incentive fee are not required by the instructions to Form 10. The purpose of the Company’s Form 10 registration statement is to register the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Form 10 is not an offering disclosure document, and it does not require the inclusion of the incentive fee examples.

The Company also respectfully declines to add the requested graphic because it believes that information included in the bullets under the section titled “Income-Based Incentive Fee” on pages 17 and 18 of the Amended Registration Statement is useful to investors and provides concrete examples of the operation of the Income Incentive Fee.

17. Describe the conflicts of interest associated with making investments or using techniques, such as leverage, that have the effect of increasing the Adviser’s compensation.

Response: The Company has revised the disclosure on page 40 of the Amended Registration Statement in response to the Staff’s comment.

Capital Gains Incentive Fee – Page 18

18. Please supplementally explain whether the 20% incentive fee will not exceed 20% of the Company’s realized capital gains net of all realized capital losses and unrealized capital depreciation.

Response: The Company respectfully advises the Staff, on a supplemental basis, that the Capital Gains Incentive Fee will not exceed 20% of the Company’s cumulative aggregate realized capital gains less cumulative aggregate realized capital losses and aggregate unrealized capital depreciation.

Payment of the Company’s Expenses – Page 19

19. Disclosure on page 19 refers to the formation of subsidiary investment vehicles. Please respond to the following comments regarding any primarily controlled entity that engages in investment activities in securities or other assets. A primarily controlled entity is an entity that the Company controls as defined in Section 2(a)(9) of the 1940 Act and for which the Company’s control of the entity is greater than that of any other person.

December 22, 2023

a. Disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Company.

Response: The Company respectfully advises the Staff that the Company does not currently have any such subsidiary investment vehicles. However, the Company confirms to the Staff that any principal strategies or risks of a subsidiary vehicle that constitute principal strategies or risks of the Company will be disclosed to investors.

b. Disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with the subsidiary.

Response: In light of the fact that the Company does not currently have any such subsidiaries, the Company believes the current disclosure is sufficient and respectfully declines to revise the disclosure. To the extent that the Company establishes subsidiary investment vehicles, the Company confirms to the Staff, on a supplemental basis, that the Company will comply with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with such subsidiaries.

c. Disclose that each investment adviser to the subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15 as it applies through Section 59) as an investment adviser to the Company under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the subsidiary and its investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form N-2.

Response: In light of the fact that the Company does not currently have any such subsidiaries, the Company believes the current disclosure is sufficient and respectfully declines to revise the disclosure. The Company confirms to the Staff, on a supplemental basis, that the Advisory Agreement contemplates that the Adviser may provide its advisory services to the Company through subsidiaries or special purpose vehicles, so the Company does not currently expect for an additional advisory agreement to be entered into with respect to any such subsidiary or vehicle.

d. Disclose that each subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17 as modified by Section 57). Identify the custodian of the subsidiary.

Response: In light of the fact that the Company does not currently have any such subsidiaries, the Company believes the current disclosure is sufficient and respectfully declines to revise the disclosure. To the extent that the Company establishes subsidiary investment vehicles, the Company expects that each such subsidiary will comply with the 1940 Act provisions related to affiliated transactions and custody (Section 17, as modified by Section 57). The Company has revised the disclosure on page 20 of the Amended Registration Statement to state that it expects that any such subsidiary would use the same custodian as the Company.

e. Confirm to us that the financial statements of each subsidiary will be consolidated, as applicable, with those of the Company in accordance with U.S. Generally Accepted Accounting Principles, Regulation S-X and other applicable accounting guidance.

Response: The Company respectfully advises the Staff that it expects that the financial statements of its wholly owned or substantially wholly owned subsidiaries will be consolidated with the Company’s financial statements in accordance with U.S. Generally Accepted Accounting Principles, Regulation S-X and other applicable accounting guidance.

December 22, 2023

 f. Confirm to us that (a) if a subsidiary is not organized in the U.S., the subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) a subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act.

Response: The Company respectfully advises the Staff, on a supplemental basis, that to the extent the Company establishes subsidiary investment vehicles, each such subsidiary will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act, as modified by Section 64 of the 1940 Act, and the rules thereunder. The Company also respectfully advises the Staff, on a supplemental basis, that to the extent the Company establishes subsidiary investment vehicles that are organized and operating outside of the United States, the Company expects that each such subsidiary (or it board of directors, as applicable) will agree to designate an agent for service of process in the United States.

20. For any wholly-owned subsidiary of the Company, please confirm to us that a subsidiary’s management fee (including any performance fee) will be included in the “Management Fee” line item of any fee table the Company discloses and a subsidiary’s expenses will be included in the “Other Expenses” line item of any such fee table.

Response: The Company respectfully advises the Staff, on a supplemental basis, that the Company does not expect any wholly owned subsidiary to pay an additional management fee outside of the fees payable by the Company under the Advisory Agreement and that any such subsidiary’s expenses will be appropriately reflected in the Company’s financial statements. The Company respectfully advises the Staff that Form 10 does not require the inclusion of a fee table and thus the Company does not intend to include such a fee table in its Form 10 registration statement.

Transfer of Shares – Page 24

21. Please explain what factors the Company will consider in providing consent to the transfer of shares.

Response: The Company respectfully advises the Staff that the Company generally intends to provide its consent to the transfer of Shares but reserves the right to withhold its consent when such transfer would have adverse tax, regulatory or other consequences on the Company and its Members. The disclosure has been revised accordingly.

December 22, 2023

Limited Exclusion Right; Withdrawal – Page 24 -25

22. Please revise this language and replace it with language stating that involuntary redemptions will be conducted consistent with rule 23c-2.

Response: The Company has revised the disclosure on page 26 of the Amended Registration Statement in response to the Staff’s comment.

Conflicts of Interest – Page 38

23. Describe the conflicts of interest associated with making investments or using techniques, such as leverage, that have the effect of increasing the Adviser’s compensation.

Response: The Company has revised the disclosure on page 40 of the Amended Registration Statement in response to the Staff’s comment.

Discretionary Purchase of Shares – Repurchases of Shares – Page 60

24. Please revise the disclosure on page 60 regarding involuntary redemptions to conform to the requirements under rule 23c-2.

Response: The Company has revised the disclosure on page 64 of the Amended Registration Statement in response to the Staff’s comment.

Recent Sale of Unregistered Shares

25. Page 60 includes incomplete information regarding the “Recent Sales of Unregistered Securities”. Please disclose the date of this offering as well as the exemption from registration claimed. If the Company intends to make the offering in the future, please disclose that date. If the offering was conducted or will be conducted within 30 days of the filing of the registration statement, please explain to us how you have determined that the offering complied with the conditions of the exemption, including the prohibition on general solicitation, if applicable.

Response: The Company has revised the disclosure on page 64 of the Amended Registration Statement. In addition, the Company respectfully advises the Staff that the Company is not conducting any offering of Shares outside of the Private Offering, which is being conducted under the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), only to investors that are “accredited investors” in accordance with Rule 506(b) of Regulation D promulgated under the Securities Act. As a result, the Company is not engaging in general solicitation with respect to the Private Offering and respectfully advises the Staff that the purpose of the Company’s Form 10 registration statement is to register the Shares under the Exchange Act; the Company does not currently intend to register the offering of Shares under the Securities Act.

December 22, 2023

Delaware Anti-Takeover Provisions – Page 62

26. Please supplementally inform the staff whether the discussion of the Delaware Anti-Takeover Provisions relates to the Delaware Statutory Trust Act and its Control Beneficial Interest Acquisitions provisions (“CBIA”) and whether the Company intends on opting in to the CBIA.

Response: The Company respectfully advises the Staff that the discussion in the above-referenced section relates to provisions based on requirements under the Delaware General Corporation Law. The Company does not intend to opt-in to the CBIA at this time.

Forum – Page 64

27. Please revise the provision in the organizational document regarding selection of a forum, to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response: The Company has revised the disclosure on page 68 of the Amended Registration Statement in response to the Staff’s comment. In addition, the Company has revised its limited liability company agreement to reflect the Staff’s comment, a copy of which is attached as an exhibit to the Amended Registration Statement.

General Comments

28. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response: The Company respectfully advises the Staff that the Company has not engaged in any “test the waters” activities, as it is not conducting a public offering of the Shares under the Securities Act; there is no need for the Company to gauge interest in a public offering by using the “test the waters” process. Please see the Company’s response to Comment #25 of this letter for additional information.

29. We note that portions of the filing, including the Company’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Company respectfully acknowledges the Staff’s comment.

December 22, 2023

30. If applicable, please confirm in your response letter that FINRA has reviewed the proposed distribution arrangements for the offering described in the registration statement and that FINRA has issued a statement expressing no objections to the arrangements of the offering.

Response: As stated above, the Company notes that as it is not conducting a public offering of the Shares under the Securities Act. The Company respectfully advises the Staff that the above-referenced FINRA review is not applicable to the Private Offering.

31. Responses to this letter should be in the form of a pre-effective amendment filed under the Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response: The Company respectfully acknowledges the Staff’s comment.

32. Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

Response: The Company and certain of its affiliates submitted an application for co-investment exemptive relief on July 28, 2023 (File No. 812-15491). The Company does not expect to submit any additional exemptive applications or no-action requests at this time.

Accounting Comments

33. On page 8 of the Registration Statement, please revise “. . . will be restricted from selling or transferring their Shares for a certain period of time . . .” to “. .. . may be restricted from selling or transferring their Shares for a certain period of time . . .”.

Response: The Company has revised the disclosure on page 8 of the Amended Registration Statement in response to the Staff’s comment.

34. Please confirm if any of the loans held by the Company are unitranche loans (also known as co-lending arrangements). Last-out lenders in unitranche loans bear greater risk in exchange for receiving a higher interest rate. Please provide disclosure in the notes to the financial statements so that readers of the financial statements will understand the risks associated with these investments. With respect to co-lending arrangements, please supplementally notify the Staff of the following:

a.	Whether the Company has any specific accounting policies that apply to co-lending arrangements.

b.	How the valuation of these investments takes into account the payment prioritization/payment waterfalls.

c.	The impact of such arrangements on the calculation of interest income under the effective interest method.

d.	Whether any of the co-lenders under these arrangements are affiliates.

December 22, 2023

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company intends to hold unitranche loans in its investment portfolio. To the extent that the Company holds any unitranche loans, the Company undertakes to include a footnote in its schedules of investments in future SEC filings that describes the risks associated with such investments. The Company also advises the Staff, on a supplemental basis, that, to the extent applicable after the Company has made investments, it will include disclosure in the notes to its financial statements included in such SEC filings regarding specific accounting policies that apply to co-lending arrangements, as well on the impact of such co-lending arrangements on the calculation of interest income under the effective interest method.

The Company also supplementally notes that its valuation of last-out unitranche loans will take into consideration the payment prioritization as determined in its co-lending agreements. The “first-out” portion of these loans would generally receive priority with respect to payment of principal, interest, and other amounts to the “last-out” portion of these loans. As such, if the portfolio company is not producing, or is not expected to produce, sufficient revenue to cover interest payments on both the “first-out” and “last-out” portions of the loan or does not have sufficient collateral to cover principal repayments on both the “first-out” and “last-out” portions, the Company’s valuations of the last-out portion of such loan will take into consideration the interest payments or principal repayments that the “last-out” portion is expected to receive.

The Company also respectfully advises the Staff, on a supplemental basis, that the co-lenders under these arrangements are not expected to be affiliates of the Company. However, the Adviser has applied for an exemptive order from the SEC that will permit the Company, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Following the SEC’s grant of such co-investment exemptive relief, if any, the Company may make co-investment from time to time with its affiliates in accordance with the terms of such exemptive relief.

35. The Staff refers the Company to the following disclosure on page 21 of the Registration Statement: “At least once quarterly, the valuation for each investment that does not have a readily available market quotation will be reviewed by an independent valuation firm;”. Please confirm to the Staff that most investments will be independently valued as least once each quarter.

Response: The Company confirms to the Staff, on a supplemental basis, that the majority of its investments will not have readily available market quotations and, as such, a majority of the Company’s investments will be reviewed by an independent valuation firm each quarter under Board-approved valuation procedures.

36. The Staff refers the Company to the section titled “Expenses” in “Item 2. Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Please include reference to the Company’s management fee and incentive fee in this disclosure.

Response: The Company has revised the disclosure on page 50 of the Amended Registration Statement in response to the Staff’s comment.

 * * *

December 22, 2023

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

cc:	Aaron Kless, Chief Executive Officer, Andalusian Credit Company, LLC
Terrence W. Olson, Chief Financial Officer, Andalusian Credit Company, LLC
Michael J. Spratt, Securities and Exchange Commission
Thankam Varghese, Securities and Exchange Commission
Jonathan Gaines, Dechert LLP